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                                                                    EXHIBIT 99.1

                                                           [English Translation]


                 hanarotelecom IMPLEMENTS ORGANIZATIONAL SHAKEUP
                                (FAIR DISCLOSURE)


o hanarotelecom has improved its organizational structure by taking measures including newly establishing of 'Business Marketing Division'.

   o The Company strengthened its marketing and sales functions in preparation for the forthcoming convergence era.

   o CS, CRM and Billing Teams were integrated and expanded into Customer Relations Unit, an independent organization to improve customer satisfaction.

   o Corporate Innovation Unit was newly established to continuously carry out corporate innovation and change management.

On January 6, 2005, hanarotelecom implemented an organizational shakeup to actively pursue new businesses such as portable Internet and to prepare itself for the looming era of wireline and wireless Internet convergence. The shakeup will also strengthen the Company's competitiveness in existing broadband Internet and voice businesses and develop its specialty in the fields of marketing and customer satisfaction.

The major organizational changes are: securing of specialty through breaking down and specifying marketing function and strengthening customer satisfaction function; strengthening the sales support function to enable prompt responses to customer needs; newly establishing Business Marketing Division to develop large corporate customers and strengthening corporate sales planning function; enhancing the capability of Technology Division to support marketing and sales divisions.

In order to achieve a smooth Thrunet acquisition, hanarotelecom has placed Thrunet M&A Division directly under the Company's president. As part of its efforts to strengthen Marketing Division, the Company has newly established Service Planning Team, which will be responsible for developing services, price schemes and value-added services in an integrated manner, and Brand Management Team, for strengthening brand management activities. The measure is geared to enabling the division to improve its specialty through further specifying its functions.

Furthermore, the Company has elevated Customer Relations Team to Customer Relations Unit. The unit will integrate customer satisfaction, customer relations management and billing functions and concentrate on the activities.

The Company has also created Sales Management and Sales Support Units under Sales Division to more effectively manage investment activities and support on-site sales activities. These changes are designed to help employees make on-the-spot decisions promptly, thereby enhancing their ability to respond to customer demands.

Supporting its plans to develop large corporate customers, the Company has expanded its Corporate Sales Headquarters to Business Marketing Division to secure efficiency in corporate sales planning, thus dramatically strengthening sales capabilities to target corporate customers of various industries and in the markets for small and medium-sized companies. These changes are intended to improve hanarotelecom's share in the corporate market.

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Corporate Network and Customer Support Teams were established respectively under
Technology Division's Network Technology and Network Operation Units. This measure will give active technical supports for not only corporate sales division but also for marketing/sales divisions.

Furthermore, to build solid cooperative ties between new business development and policy coordination functions, regulatory affairs function that previously belonged to Customer Relations Division were transferred to Strategy Division. To continuously pursue corporate innovation and change management and dramatically strengthen PR function, Corporate Innovation and Public Relations Units have newly been established under Coordination Division.

Through the above organizational changes, hanarotelecom added two divisions to have nine divisions, 28 units and 94 teams, up from seven divisions, 25 units and 81 teams.

The Company also implemented management transfers and promotions as follows: Mr. Soon-Yub Samuel Kown, Senior Executive Vice President was designated as the head of Thrunet M&A Division; Mr. Jung Taik Oh, Senior Executive Vice President as Chief Strategy Officer; Mr. Gyu-Seok Oh, Executive Vice President as Chief Marketing Officer; and Mr. Kyunglim Yun, Executive Vice President as Chief Operating Officer.

Mr. Jong Myung Rhee, Senior Executive Vice President and Chief Technology Officer and Ms. Janice Lee, Executive Vice President and Chief Financial Officer maintained their current positions. Mr. Kap Seok Oh, senior Vice President has been promoted to Executive Vice President to head the newly established Business Marketing Division.